(202) 274-2007	nquint@luselaw.com

May 14, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Esq.

Mail Stop 4561

Re:	Territorial Bancorp Inc. (Registration No. 333-155388)

Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of Territorial Bancorp Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated May 12, 2009, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

The Implementation of stock-based benefit plans will dilute your ownership interest, page 25

1.	We note your response to our prior comment number 7. It is the staff’s understanding that the shares of Territorial held by the mutual holding company can be voted as part of any shareholder approval of the equity plans. Since the Board can direct how the shares held by the mutual holding company can be voted, approval of the equity plans is assured. Therefore, we reissue the prior comment regarding the risk to the shareholders that they would have little control over the approval of the equity compensation plans or the structure of those plans.

As discussed with the staff, page 26 has been revised to reflect the historical results with respect to stockholder adoption of stock-based benefit plans.

Securities and Exchange Commission

May 14, 2009

Recent Developments, page 31

We note your new disclosure in this section and your response to comment one in your May 4, 2009 letter. We have the following comments:

2.	On page F-19 you disclose that because the trust preferred securities market is inactive you use a discounted cash flow model to determine the estimated fair value of your trust preferred securities. You also use a discounted cash flow model to determine if they are other-than-temporarily impaired.

a.	Please provide us with the cash flow analysis used to determine that the estimated fair value of PreTSL XXII was $699,000 at March 31, 2009. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with the guidance in SFAS 157 and related interpretations.

Attached as Appendix A please find the Company’s cash flow analysis with respect to the determination of fair value. The assumptions used in the cash flow analysis are:

•	Actual calls, defaults and deferrals which have occurred to date are incorporated into the cash flow.

•	No recovery is assumed on deferrals or defaults which have occurred to date.

•

The auction is not successful in year 10 and the cash flows continue to year 30. This assumption is more conservative because it is unlikely that the performance of the trust preferred securities would have improved to allow for the call of the securities at the end of the 10th year.

•	There are no additional collateral pre-payments for the life of the deal

•	The following default assumptions were used in the cash flow analysis:

2009         5.30%

2010         2.40%

2011         .70%

2012         .70

2013         .70%

2014         and thereafter .35%

Securities and Exchange Commission

May 14, 2009

•	The default assumptions were applied to the outstanding collateral balances to calculate the increase in defaults.

•	10% recovery on modeled defaults with a two-year recovery.

The default assumptions were obtained from analyses prepared by an independent third-party valuation advisory firm, Red Pine Advisors. Red Pine reviewed the financial condition of all of the issuers in the pools and independently created default assumptions for the remaining 27-year expected life of the security. The default assumptions have increased in the first quarter and are significantly higher that the original default rate assumption of 1.20% every three years. For December 31, 2008, the default assumptions for 2009 and 2010 were 3.40% and 2.20%, respectively.

b.	Please provide us with the cash flow analysis used to support that you will be able to collect all amounts due and that you will recover the entire amortized cost of PreTSL XXII as of March 31, 2009. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with the guidance in FSP FAS 115-2 and FAS 124-2.

Attached as Appendix A please find the Company’s cash flow analysis. The assumptions used in the cash flow analysis are listed in response to Comment 2.a., above. The assumptions considered all of the defaults which have occurred through March 31, 2009 and assume higher levels of defaults for the next five years. It was also assumed that the securities will not be called in year 10, as originally projected, and the transaction will continue to year 30.

Included in Appendix A please find a summary (“Other-Than-Temporary Impairment – March 31, 2009) that projects the Company will be able to recover the entire amortized cost of PreTSL XXIII. Since the present value of cash flows is greater than the amortized cost basis, the security is not considered to be impaired under FSP FAS 115-2 and 124-2. The cash flow analysis indicates that the credit enhancement features built into the security should allow the Bank to recover the entire amortized cost basis of the security. In assessing this issue, the Company considered several factors, including the fact that PreTSL XXIII is one of the largest TPS pools. The size of the pool provides a large amount of credit enhancement in the form of excess interest and overcollateralization provided to the D class by the lower-rate income note class.

Please note that page 35 has been revised to remove an inadvertent reference as to the Company’s expectation that it would be able to collect “all amounts due according to the original contractual terms of the security.”

Securities and Exchange Commission

May 14, 2009

c.	Please identify the key differences between the cash flow analysis used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment. Provide objective evidence that supports these differences between your estimate of cash flows expected to be collected for your OTTI assessment and the estimate of cash flows used to determine fair value.

The assumptions used in the cash flow analysis are listed in response to Comment 2.a., above.

For the impairment analysis, the security’s effective current yield of 3.42% was used to discount the cash flows. Paragraph 24 of FSP FAS 115-2 indicates that the current yield should be used to discount the cash flows.

For the fair value analysis, since Level 1 and 2 inputs in accordance with SFAS 157 were not available, the Company used a discounted cash flow and risk-adjusted discount rate as a level 3 input. Since the trust preferred securities market is inactive, the Company used corporate bonds to arrive at an estimate what the current yield would be on trust preferred securities. The Company used Bloomberg to find the yield on BBB+, BBB and BB+ corporate bonds issued by banks as of March 31, 2009. A 1.0% liquidity premium was added to the weighted average yield of 12.11% on these bonds to arrive at a risk-adjusted discount rate of 13.11%. The liquidity premium was determined by finding the spread between the yield on BBB-rated corporate bonds and trust preferred securities at the end of 2007, when the trust preferred securities market was last active.

The Company’s discounted cash flow analysis was one input considered in determining fair value. The Company also obtained a valuation report prepared by Red Pine Advisors. Management considered the range of values and decided that Red Pine’s estimate of value should be assigned a 70% weight and a 30% weighted should be assigned to the Company’s discounted cash flow estimate. A greater weighting was placed on Red Pine’s estimate because it was prepared by an outside third-party. Based on this weighting, the fair value of PreTSL XXIII was 19.74 at March 31, 2009.

The spreadsheets used in the impairment and fair value analyses are attached as Appendix A to this letter.

* * * * *

Securities and Exchange Commission

May 14, 2009

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Lawrence Spaccasi of this office at (202) 274-2037 as soon as possible if it has any further comments.

Respectfully,

\s\ Ned Quint

Ned Quint

Enclosures

cc:	David Lyon, Esq.

Michael Volley, CPA

Kevin Vaughn, CPA

Allan S. Kitagawa, Chairman of the Board,

    President and Chief Executive Officer

Lawrence Spaccasi, Esq.

Appendix A

Territorial Savings Bank

Margin of Trust Preferred Securities Compared to BBB Corporate Bonds

March 31, 2009

	Amount of Securities Purchased	Effective Yield @ 12/31/07	Amount of Securities Purchased Times Effective Yield
PreTSL XXIII	3,600,000	7.52%	270,720

PreTSL XXIV	3,500,000	7.66%	268,100

Weighted Average Yield	7,100,000	7.59%	538,820

Yield on BBB Corporate Bonds @ 12/31/07		6.82%

Margin of Trust Preferred Securities over Corporate Bonds @ 12/31/07		0.77%

Adjustment for credit and liquidity risk of trust preferred (margin of trust preferred over corporate bonds rounded to the next highest 25 basis points)		1.00%

Yield on BBB Corporate Bonds @ 3/31/09 (see attached)		12.11%

Risk-Adjusted Discount Rate on Trust Preferred Securities		13.11%

Territorial Savings Bank

BBB Bank Corporate Bonds

March 31, 2009

Issuer	Coupon	Maturity Date	Price of Bond	Rating	Yield	Amount Outstanding	Yield Times Amount Outstanding
BB&T CAPT TR I	5.85	8/18/2035	77.49	BBB+	7.89	500,000,000	39,450,000
BB&T CAPT TR II	6.75	6/7/2036	87.61	BBB+	7.86	600,000,000	47,160,000
COMERICA CAP TR	6.58	2/20/2037	34.00	BBB	19.41	500,000,000	97,050,000
FIFTH THIRD BANK	8.25	3/1/2038	59.74	BBB+	14.00	1,000,000,000	140,000,000
FIRST MIDWEST I	6.95	12/1/2033	60.14	BB+	12.03	125,000,000	15,037,500
BANK ONE CAP III	8.75	9/1/2030	74.00	BBB+	12.19	475,000,000	57,902,500
M&I MARSH&ILSLE	6.00	12/16/2030	35.77	BBB+	17.59	4,455,000	783,635
MARSHALL &ILSLEY	6.30	3/13/2038	37.04	BBB+	17.23	743,000	128,019
SOVEREIGN CAP TR	7.91	6/13/2036	65.82	BBB+	12.27	300,000,000	36,810,000
SUNTRUST CAPITAL	6.10	12/15/2036	57.00	BBB	11.14	1,000,000,000	111,400,000

				Total		4,505,198,000	545,721,653

				Weighted Average Yield			12.11%

Territorial Savings Bank

Other-Than-Temporary Impairment

March 31, 2009

	Dollar Price of TSB’s Security Based on Discounted Cash Flow	Estimated Market Value Calculated by Red Pine Advisors	Estimated Dollar Price TSB’s Security &	Estimated Fair Value #	Book Value @ 12/31/08	Difference Between Estimated Fair Value and Book Value	Current Quarter’s Credit Loss (See Below)	Other Comprehensive Income (Difference Less Credit Loss)	Book Value @ 3/31/2009 $
PreTSL XXIII	27.50	16.42	19.74	699,352	3,542,088	2,842,736	—	—	3,542,088

PreTSL XXIV	25.29	12.21	16.13	561,646	997,767	436,121	298,042	138,079	561,636

	Amount of Securities Purchased	Amount of Securities Issued	Percentage of Securities Owned	Total Present Value of Cash Flows, EITF 99-20	Present Value of Cash Flows for TSB’s Security (Percentage Owned times Total Present Value)	Outstanding Principal	Credit Loss Recorded in Previous Quarters	Amortized Cost Basis (Outstanding Principal Less Credit Loss Recorded in Previous Quarters)	Credit Loss (Difference Between PV of Cash Flows and Amortized Cost Basis)
PreTSL XXIII	3,600,000	72,500,000	4.97%	71,996,304	3,574,989	3,542,088	—	3,542,088	—

PreTSL XXIV	3,500,000	68,850,000	5.08%	62,591,101	3,181,828	3,481,230	1,360	3,479,870	298,042

Notes:

&	Estimated dollar price of TSB’s security is equal to the price calculated using market value estimated by Red Pine Advisors and by the discounted cash flow. The estimated market value was calculated by weighting Red Pine’s value by 70% and the discounted cash flow by 30%.

#	Estimated fair value is the estimated dollar price times outstanding principal

$	Book value @ 3/31/09 is equal to the original principal balance less any principal repayments and impairment charges (credit and other comprehensive income).

Territorial Savings Bank

Discounted Cash Flow Value

March 31, 2009

	Amount of Securities Outstanding	Discounted Value %	Dollar Price of TSB’s Security Based on Discounted Cash Flow &
PreTSL XXIII	71,989,379	19,797,220	27.50

PreTSL XXIV	69,023,743	17,455,058	25.29

&	Dollar price of TSB’s security was estimated by dividing the discounted value by the amount of securities currently outstanding.

%	Discounted value was determined by discounted the cash flows using a risk-adjusted discount rate

All cash flows were prepared by Keefe, Bruyette and Woods

Pre-TSL XXIII	3 Month Libor @ Dec Reset	1.32%
Cash Flows Prepared by KBW, Cash flows discounted by effective yield.	Margin	2.10%
Current Cash Flows with Existing Deferrals and Defaults.	Interest Rate on Security	3.42%
Higher level of deferrals and defaults assumed for next 3 years.
March 31, 2009	Total PV of Cash Flows	71,996,304

BONDS

	Class D-1 (BBB)
Date	Balance	Interest Due	Interest	Principal	Total Cash Flow	Present Value of Cash Flow
	72,500,000.00	—
12/22/2006	72,500,000.00	633,650.00	633,650.00	—
3/22/2007	72,500,000.00	619,875.00	619,875.00	—
6/22/2007	72,500,000.00	633,650.00	633,650.00	—
9/22/2007	72,259,314.52	633,650.00	633,650.00	240,685.48
12/22/2007	72,018,196.03	624,681.77	624,681.77	241,118.49
3/22/2008	71,843,950.10	622,597.30	622,597.30	174,245.92
6/22/2008	71,726,023.54	627,916.12	627,916.12	117,926.56
9/22/2008	71,608,330.43	626,885.45	626,885.45	117,693.11
12/22/2008	71,379,087.90	619,054.02	619,054.02	229,242.53
3/22/2009	71,989,379.10	610,291.20	—	—
6/22/2009	72,618,566.28	629,187.17	—	0.00	0.00	0.00
9/22/2009	73,253,252.55	634,686.27	—	0.00	0.00	0.00
12/22/2009	73,886,526.91	633,274.37	0.00	—	0.00	0.00
3/22/2010	74,518,256.72	631,729.81	—	0.00	0.00	0.00
6/22/2010	75,169,546.28	651,289.56	—	—	0.00	0.00
9/22/2010	75,826,528.12	656,981.83	0.00	0.00	0.00	0.00
12/22/2010	76,482,048.45	655,520.34	—	—	0.00	0.00
3/22/2011	77,135,969.97	653,921.51	—	—	0.00	0.00
6/22/2011	77,810,138.34	674,168.38	—	0.00	0.00	0.00
9/22/2011	78,490,198.95	680,060.61	—	0.00	0.00	0.00
12/22/2011	79,168,746.72	678,547.77	—	—	0.00	0.00
3/22/2012	79,853,160.54	684,413.82	—	—	0.00	0.00
6/22/2012	80,551,077.16	697,916.62	—	0.00	0.00	0.00
9/22/2012	81,255,093.58	704,016.41	—	0.00	0.00	0.00
12/22/2012	81,957,543.86	702,450.28	—	—	0.00	0.00
3/22/2013	82,658,280.86	700,737.00	0.00	—	0.00	0.00
6/22/2013	83,380,714.23	722,433.37	—	0.00	0.00	0.00
9/22/2013	84,109,461.68	728,747.44	—	0.00	0.00	0.00
12/22/2013	81,550,454.55	727,126.30	3,286,133.42	0.00	3,286,133.42	2,788,468.89
3/22/2014	77,685,847.25	697,256.39	4,561,863.69	—	4,561,863.69	3,838,181.28
6/22/2014	73,851,580.79	678,974.30	4,513,240.76	—	4,513,240.76	3,764,368.07
9/22/2014	71,404,841.12	645,462.82	3,092,202.48	—	3,092,202.48	2,556,771.43
12/22/2014	71,054,271.55	617,294.85	654,799.32	324,816.35	979,615.67	803,047.41
3/22/2015	70,737,690.14	607,514.02	607,514.02	316,581.41	924,095.44	751,112.27
6/22/2015	70,423,870.12	618,247.41	618,247.41	313,820.02	932,067.43	751,027.37
9/22/2015	70,107,000.43	615,504.62	615,504.62	316,869.69	932,374.32	744,764.79
12/22/2015	69,787,073.78	606,075.02	606,075.02	319,926.64	926,001.66	733,334.44
3/22/2016	69,465,790.20	603,309.25	603,309.25	321,283.58	924,592.83	725,942.67
6/22/2016	69,144,956.78	607,131.01	607,131.01	320,833.43	927,964.43	722,276.58
9/22/2016	68,822,314.25	604,326.92	604,326.92	322,642.53	926,969.45	715,250.26
12/22/2016	68,482,612.32	594,968.91	594,968.91	339,701.93	934,670.84	715,011.09
3/22/2017	68,142,338.87	585,526.34	585,526.34	340,273.45	925,799.78	702,220.86
6/22/2017	67,804,422.61	595,564.04	595,564.04	337,916.26	933,480.30	701,911.26
9/22/2017	67,463,224.44	592,610.65	592,610.65	341,198.18	933,808.83	696,074.03
12/22/2017	67,119,210.59	583,219.58	583,219.58	344,013.85	927,233.43	685,248.38
3/22/2018	66,774,660.93	573,869.25	573,869.25	344,549.66	918,418.91	672,980.25
6/22/2018	66,432,316.74	583,610.54	583,610.54	342,344.19	925,954.72	672,622.91
9/22/2018	66,086,674.66	580,618.45	580,618.45	345,642.08	926,260.53	667,014.79
12/22/2018	65,738,255.69	571,319.30	571,319.30	348,418.97	919,738.27	656,641.08
3/22/2019	65,697,090.55	562,062.09	562,062.09	41,165.14	603,227.22	427,019.09
6/22/2019	65,697,090.55	574,192.57	574,192.57	—	574,192.57	402,943.66
9/22/2019	65,697,090.55	574,192.57	574,192.57	—	574,192.57	399,452.12
12/22/2019	65,697,090.55	567,951.35	567,951.35	—	567,951.35	391,723.64
3/22/2020	65,697,090.55	567,951.35	567,951.35	—	567,951.35	388,366.05
6/22/2020	65,697,090.55	574,192.57	574,192.57	—	574,192.57	389,231.60
9/22/2020	65,697,090.55	574,192.57	574,192.57	—	574,192.57	385,858.88
12/22/2020	65,697,090.55	567,951.35	567,951.35	—	567,951.35	378,393.39
3/22/2021	65,697,090.55	561,710.12	561,710.12	—	561,710.12	371,062.64
6/22/2021	65,697,090.55	574,192.57	574,192.57	—	574,192.57	376,021.73
9/22/2021	65,697,090.55	574,192.57	574,192.57	—	574,192.57	372,763.47
12/22/2021	65,697,090.55	567,951.35	567,951.35	—	567,951.35	365,551.36
3/22/2022	65,697,090.55	561,710.12	561,710.12	—	561,710.12	358,469.39
6/22/2022	65,697,090.55	574,192.57	574,192.57	—	574,192.57	363,260.19
9/22/2022	65,697,090.55	574,192.57	574,192.57	—	574,192.57	360,112.50
12/22/2022	65,697,090.55	567,951.35	567,951.35	—	567,951.35	353,145.15
3/22/2023	65,697,090.55	561,710.12	561,710.12	—	561,710.12	346,303.54
6/22/2023	65,697,090.55	574,192.57	574,192.57	—	574,192.57	350,931.74
9/22/2023	65,697,090.55	574,192.57	574,192.57	—	574,192.57	347,890.89
12/22/2023	65,697,090.55	567,951.35	567,951.35	—	567,951.35	341,160.00
3/22/2024	65,697,090.55	567,951.35	567,951.35	—	567,951.35	338,235.81
6/22/2024	65,697,090.55	574,192.57	574,192.57	—	574,192.57	338,989.64
9/22/2024	65,697,090.55	574,192.57	574,192.57	—	574,192.57	336,052.26
12/22/2024	65,697,090.55	567,951.35	567,951.35	—	567,951.35	329,550.42
3/22/2025	65,697,090.55	561,710.12	561,710.12	—	561,710.12	323,165.92
6/22/2025	65,697,090.55	574,192.57	574,192.57	—	574,192.57	327,484.90
9/22/2025	65,697,090.55	574,192.57	574,192.57	—	574,192.57	324,647.21
12/22/2025	65,697,090.55	567,951.35	567,951.35	—	567,951.35	318,366.03
3/22/2026	65,697,090.55	561,710.12	561,710.12	—	561,710.12	312,198.21
6/22/2026	65,697,090.55	574,192.57	574,192.57	—	574,192.57	316,370.61
9/22/2026	65,697,090.55	574,192.57	574,192.57	—	574,192.57	313,629.23
12/22/2026	65,697,090.55	567,951.35	567,951.35	—	567,951.35	307,561.22
3/22/2027	65,697,090.55	561,710.12	561,710.12	—	561,710.12	301,602.72
6/22/2027	65,697,090.55	574,192.57	574,192.57	—	574,192.57	305,633.52
9/22/2027	65,697,090.55	574,192.57	574,192.57	—	574,192.57	302,985.18
12/22/2027	65,697,090.55	567,951.35	567,951.35	—	567,951.35	297,123.11
3/22/2028	65,697,090.55	567,951.35	567,951.35	—	567,951.35	294,576.37
6/22/2028	65,697,090.55	574,192.57	574,192.57	—	574,192.57	295,232.90
9/22/2028	65,697,090.55	574,192.57	574,192.57	—	574,192.57	292,674.68
12/22/2028	65,697,090.55	567,951.35	567,951.35	—	567,951.35	287,012.09
3/22/2029	65,697,090.55	561,710.12	561,710.12	—	561,710.12	281,451.70
6/22/2029	65,697,090.55	574,192.57	574,192.57	—	574,192.57	285,213.19
9/22/2029	65,697,090.55	574,192.57	574,192.57	—	574,192.57	282,741.79
12/22/2029	65,697,090.55	567,951.35	567,951.35	—	567,951.35	277,271.38
3/22/2030	65,697,090.55	561,710.12	561,710.12	—	561,710.12	271,899.70
6/22/2030	65,697,090.55	574,192.57	574,192.57	—	574,192.57	275,533.53
9/22/2030	65,697,090.55	574,192.57	574,192.57	—	574,192.57	273,146.01
12/22/2030	65,697,090.55	567,951.35	567,951.35	—	567,951.35	267,861.26
3/22/2031	65,697,090.55	561,710.12	561,710.12	—	561,710.12	262,671.88
6/22/2031	65,697,090.55	574,192.57	574,192.57	—	574,192.57	266,182.38
9/22/2031	65,697,090.55	574,192.57	574,192.57	—	574,192.57	263,875.89
12/22/2031	65,697,090.55	567,951.35	567,951.35	—	567,951.35	258,770.49
3/22/2032	65,697,090.55	567,951.35	567,951.35	—	567,951.35	256,552.49
6/22/2032	65,697,090.55	574,192.57	574,192.57	—	574,192.57	257,124.27
9/22/2032	65,697,090.55	574,192.57	574,192.57	—	574,192.57	254,896.27
12/22/2032	65,697,090.55	567,951.35	567,951.35	—	567,951.35	249,964.61
3/22/2033	65,697,090.55	561,710.12	561,710.12	—	561,710.12	245,121.95
6/22/2033	65,697,090.55	574,192.57	574,192.57	—	574,192.57	248,397.90
9/22/2033	65,697,090.55	574,192.57	574,192.57	—	574,192.57	246,245.51
12/22/2033	65,697,090.55	567,951.35	567,951.35	—	567,951.35	241,481.23
3/22/2034	65,697,090.55	561,710.12	561,710.12	—	561,710.12	236,802.92
6/22/2034	65,697,090.55	574,192.57	574,192.57	—	574,192.57	239,967.69
9/22/2034	65,697,090.55	574,192.57	574,192.57	—	574,192.57	237,888.35
12/22/2034	65,697,090.55	567,951.35	567,951.35	—	567,951.35	233,285.76
3/22/2035	65,697,090.55	561,710.12	561,710.12	—	561,710.12	228,766.23
6/22/2035	65,697,090.55	574,192.57	574,192.57	—	574,192.57	231,823.59
9/22/2035	65,697,090.55	574,192.57	574,192.57	—	574,192.57	229,814.82
12/22/2035	65,697,090.55	567,951.35	567,951.35	—	567,951.35	225,368.43
3/22/2036	65,697,090.55	567,951.35	567,951.35	—	567,951.35	223,436.73
6/22/2036	65,697,090.55	574,192.57	574,192.57	—	574,192.57	223,934.70
9/22/2036	65,697,090.55	574,192.57	574,192.57	—	574,192.57	221,994.29
12/22/2036	—	567,951.35	567,951.35	65,697,090.55	66,265,041.90	25,399,793.88
3/22/2037	—	—	—	—
6/22/2037	—	—	—	—		71,996,304.00

Pre-TSL XXIII
Fair Value Estimate. Cash Flows Prepared by KBW
Current Cash Flows with Existing Deferrals and Defaults.	Discount Rate	13.11%
Higher level of deferrals and defaults assumed for next 3 years.
March 31, 2009	Total PV of Cash Flows	19,797,220

BONDS

	Class D-1 (BBB)
Date	Balance	Interest Due	Interest	Principal	Total Cash Flow	Present Value of Cash Flow
	72,500,000.00	—
12/22/2006	72,500,000.00	633,650.00	633,650.00	—
3/22/2007	72,500,000.00	619,875.00	619,875.00	—
6/22/2007	72,500,000.00	633,650.00	633,650.00	—
9/22/2007	72,259,314.52	633,650.00	633,650.00	240,685.48
12/22/2007	72,018,196.03	624,681.77	624,681.77	241,118.49
3/22/2008	71,843,950.10	622,597.30	622,597.30	174,245.92
6/22/2008	71,726,023.54	627,916.12	627,916.12	117,926.56
9/22/2008	71,608,330.43	626,885.45	626,885.45	117,693.11
12/22/2008	71,379,087.90	619,054.02	619,054.02	229,242.53
3/22/2009	71,989,379.10	610,291.20	—	—
6/22/2009	72,618,566.28	629,187.17	—	0.00	0.00	0.00
9/22/2009	73,253,252.55	634,686.27	—	0.00	0.00	0.00
12/22/2009	73,886,526.91	633,274.37	0.00	—	0.00	0.00
3/22/2010	74,518,256.72	631,729.81	—	0.00	0.00	0.00
6/22/2010	75,169,546.28	651,289.56	—	—	0.00	0.00
9/22/2010	75,826,528.12	656,981.83	0.00	0.00	0.00	0.00
12/22/2010	76,482,048.45	655,520.34	—	—	0.00	0.00
3/22/2011	77,135,969.97	653,921.51	—	—	0.00	0.00
6/22/2011	77,810,138.34	674,168.38	—	0.00	0.00	0.00
9/22/2011	78,490,198.95	680,060.61	—	0.00	0.00	0.00
12/22/2011	79,168,746.72	678,547.77	—	—	0.00	0.00
3/22/2012	79,853,160.54	684,413.82	—	—	0.00	0.00
6/22/2012	80,551,077.16	697,916.62	—	0.00	0.00	0.00
9/22/2012	81,255,093.58	704,016.41	—	0.00	0.00	0.00
12/22/2012	81,957,543.86	702,450.28	—	—	0.00	0.00
3/22/2013	82,658,280.86	700,737.00	0.00	—	0.00	0.00
6/22/2013	83,380,714.23	722,433.37	—	0.00	0.00	0.00
9/22/2013	84,109,461.68	728,747.44	—	0.00	0.00	0.00
12/22/2013	81,550,454.55	727,126.30	3,286,133.42	0.00	3,286,133.42	1,763,869.65
3/22/2014	77,685,847.25	697,256.39	4,561,863.69	—	4,561,863.69	2,370,907.26
6/22/2014	73,851,580.79	678,974.30	4,513,240.76	—	4,513,240.76	2,269,553.46
9/22/2014	71,404,841.12	645,462.82	3,092,202.48	—	3,092,202.48	1,504,525.30
12/22/2014	71,054,271.55	617,294.85	654,799.32	324,816.35	979,615.67	461,341.58
3/22/2015	70,737,690.14	607,514.02	607,514.02	316,581.41	924,095.44	421,380.73
6/22/2015	70,423,870.12	618,247.41	618,247.41	313,820.02	932,067.43	411,230.04
9/22/2015	70,107,000.43	615,504.62	615,504.62	316,869.69	932,374.32	398,022.35
12/22/2015	69,787,073.78	606,075.02	606,075.02	319,926.64	926,001.66	382,616.97
3/22/2016	69,465,790.20	603,309.25	603,309.25	321,283.58	924,592.83	369,775.64
6/22/2016	69,144,956.78	607,131.01	607,131.01	320,833.43	927,964.43	359,086.23
9/22/2016	68,822,314.25	604,326.92	604,326.92	322,642.53	926,969.45	347,066.34
12/22/2016	68,482,612.32	594,968.91	594,968.91	339,701.93	934,670.84	338,720.19
3/22/2017	68,142,338.87	585,526.34	585,526.34	340,273.45	925,799.78	324,855.65
6/22/2017	67,804,422.61	595,564.04	595,564.04	337,916.26	933,480.30	316,926.22
9/22/2017	67,463,224.44	592,610.65	592,610.65	341,198.18	933,808.83	306,754.29
12/22/2017	67,119,210.59	583,219.58	583,219.58	344,013.85	927,233.43	294,820.08
3/22/2018	66,774,660.93	573,869.25	573,869.25	344,549.66	918,418.91	282,748.14
6/22/2018	66,432,316.74	583,610.54	583,610.54	342,344.19	925,954.72	275,821.65
9/22/2018	66,086,674.66	580,618.45	580,618.45	345,642.08	926,260.53	266,963.20
12/22/2018	65,738,255.69	571,319.30	571,319.30	348,418.97	919,738.27	256,577.06
3/22/2019	65,697,090.55	562,062.09	562,062.09	41,165.14	603,227.22	162,939.15
6/22/2019	65,697,090.55	574,192.57	574,192.57	—	574,192.57	150,065.81
9/22/2019	65,697,090.55	574,192.57	574,192.57	—	574,192.57	145,198.26
12/22/2019	65,697,090.55	567,951.35	567,951.35	—	567,951.35	139,011.35
3/22/2020	65,697,090.55	567,951.35	567,951.35	—	567,951.35	134,550.58
6/22/2020	65,697,090.55	574,192.57	574,192.57	—	574,192.57	131,616.90
9/22/2020	65,697,090.55	574,192.57	574,192.57	—	574,192.57	127,347.77
12/22/2020	65,697,090.55	567,951.35	567,951.35	—	567,951.35	121,921.47
3/22/2021	65,697,090.55	561,710.12	561,710.12	—	561,710.12	116,754.14
6/22/2021	65,697,090.55	574,192.57	574,192.57	—	574,192.57	115,477.47
9/22/2021	65,697,090.55	574,192.57	574,192.57	—	574,192.57	111,731.83
12/22/2021	65,697,090.55	567,951.35	567,951.35	—	567,951.35	106,970.93
3/22/2022	65,697,090.55	561,710.12	561,710.12	—	561,710.12	102,437.24
6/22/2022	65,697,090.55	574,192.57	574,192.57	—	574,192.57	101,317.12
9/22/2022	65,697,090.55	574,192.57	574,192.57	—	574,192.57	98,030.79
12/22/2022	65,697,090.55	567,951.35	567,951.35	—	567,951.35	93,853.69
3/22/2023	65,697,090.55	561,710.12	561,710.12	—	561,710.12	89,875.94
6/22/2023	65,697,090.55	574,192.57	574,192.57	—	574,192.57	88,893.18
9/22/2023	65,697,090.55	574,192.57	574,192.57	—	574,192.57	86,009.83
12/22/2023	65,697,090.55	567,951.35	567,951.35	—	567,951.35	82,344.95
3/22/2024	65,697,090.55	567,951.35	567,951.35	—	567,951.35	79,702.56
6/22/2024	65,697,090.55	574,192.57	574,192.57	—	574,192.57	77,964.76
9/22/2024	65,697,090.55	574,192.57	574,192.57	—	574,192.57	75,435.89
12/22/2024	65,697,090.55	567,951.35	567,951.35	—	567,951.35	72,221.56
3/22/2025	65,697,090.55	561,710.12	561,710.12	—	561,710.12	69,160.63
6/22/2025	65,697,090.55	574,192.57	574,192.57	—	574,192.57	68,404.38
9/22/2025	65,697,090.55	574,192.57	574,192.57	—	574,192.57	66,185.61
12/22/2025	65,697,090.55	567,951.35	567,951.35	—	567,951.35	63,365.44
3/22/2026	65,697,090.55	561,710.12	561,710.12	—	561,710.12	60,679.86
6/22/2026	65,697,090.55	574,192.57	574,192.57	—	574,192.57	60,016.34
9/22/2026	65,697,090.55	574,192.57	574,192.57	—	574,192.57	58,069.65
12/22/2026	65,697,090.55	567,951.35	567,951.35	—	567,951.35	55,595.30
3/22/2027	65,697,090.55	561,710.12	561,710.12	—	561,710.12	53,239.03
6/22/2027	65,697,090.55	574,192.57	574,192.57	—	574,192.57	52,656.88
9/22/2027	65,697,090.55	574,192.57	574,192.57	—	574,192.57	50,948.89
12/22/2027	65,697,090.55	567,951.35	567,951.35	—	567,951.35	48,777.96
3/22/2028	65,697,090.55	567,951.35	567,951.35	—	567,951.35	47,212.71
6/22/2028	65,697,090.55	574,192.57	574,192.57	—	574,192.57	46,183.31
9/22/2028	65,697,090.55	574,192.57	574,192.57	—	574,192.57	44,685.30
12/22/2028	65,697,090.55	567,951.35	567,951.35	—	567,951.35	42,781.26
3/22/2029	65,697,090.55	561,710.12	561,710.12	—	561,710.12	40,968.08
6/22/2029	65,697,090.55	574,192.57	574,192.57	—	574,192.57	40,520.11
9/22/2029	65,697,090.55	574,192.57	574,192.57	—	574,192.57	39,205.80
12/22/2029	65,697,090.55	567,951.35	567,951.35	—	567,951.35	37,535.24
3/22/2030	65,697,090.55	561,710.12	561,710.12	—	561,710.12	35,944.40
6/22/2030	65,697,090.55	574,192.57	574,192.57	—	574,192.57	35,551.36
9/22/2030	65,697,090.55	574,192.57	574,192.57	—	574,192.57	34,398.21
12/22/2030	65,697,090.55	567,951.35	567,951.35	—	567,951.35	32,932.50
3/22/2031	65,697,090.55	561,710.12	561,710.12	—	561,710.12	31,536.74
6/22/2031	65,697,090.55	574,192.57	574,192.57	—	574,192.57	31,191.90
9/22/2031	65,697,090.55	574,192.57	574,192.57	—	574,192.57	30,180.15
12/22/2031	65,697,090.55	567,951.35	567,951.35	—	567,951.35	28,894.18
3/22/2032	65,697,090.55	567,951.35	567,951.35	—	567,951.35	27,966.98
6/22/2032	65,697,090.55	574,192.57	574,192.57	—	574,192.57	27,357.20
9/22/2032	65,697,090.55	574,192.57	574,192.57	—	574,192.57	26,469.84
12/22/2032	65,697,090.55	567,951.35	567,951.35	—	567,951.35	25,341.96
3/22/2033	65,697,090.55	561,710.12	561,710.12	—	561,710.12	24,267.91
6/22/2033	65,697,090.55	574,192.57	574,192.57	—	574,192.57	24,002.54
9/22/2033	65,697,090.55	574,192.57	574,192.57	—	574,192.57	23,224.00
12/22/2033	65,697,090.55	567,951.35	567,951.35	—	567,951.35	22,234.42
3/22/2034	65,697,090.55	561,710.12	561,710.12	—	561,710.12	21,292.07
6/22/2034	65,697,090.55	574,192.57	574,192.57	—	574,192.57	21,059.25
9/22/2034	65,697,090.55	574,192.57	574,192.57	—	574,192.57	20,376.17
12/22/2034	65,697,090.55	567,951.35	567,951.35	—	567,951.35	19,507.94
3/22/2035	65,697,090.55	561,710.12	561,710.12	—	561,710.12	18,681.14
6/22/2035	65,697,090.55	574,192.57	574,192.57	—	574,192.57	18,476.87
9/22/2035	65,697,090.55	574,192.57	574,192.57	—	574,192.57	17,877.55
12/22/2035	65,697,090.55	567,951.35	567,951.35	—	567,951.35	17,115.79
3/22/2036	65,697,090.55	567,951.35	567,951.35	—	567,951.35	16,566.56
6/22/2036	65,697,090.55	574,192.57	574,192.57	—	574,192.57	16,205.35
9/22/2036	65,697,090.55	574,192.57	574,192.57	—	574,192.57	15,679.71
12/22/2036	—	567,951.35	567,951.35	65,697,090.55	66,265,041.90	1,751,460.14
3/22/2037	—	—	—	—
6/22/2037	—	—	—	—		19,797,219.80